UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Protection One, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

743663304

(CUSIP Number)

David A. Tanner

Quadrangle Group LLC

375 Park Avenue, 14th Floor

New York, NY 10152

(212) 418-1700

Copy to:

Alan M. Klein, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743663304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) POI Acquisition I, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 85,291,497

	8.	Shared Voting Power

	9.	Sole Dispositive Power 85,291,497

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,291,497

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%*

14.	Type of Reporting Person (See Instructions) CO

*                    The calculation of the foregoing percentage is based on 98,282,679 shares of Common Stock outstanding as of October 31, 2004 plus the equivalent of 800,000,000 shares of common stock of Protection One, Inc. to be issued upon completion of the transactions contemplated under the Exchange Agreement, in each case before adjustment for the contemplated 1:50 reverse stock split.  See Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) POI Acquisition, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 618,624,830*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 618,624,830*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 618,624,830*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 68.9%**

14.	Type of Reporting Person (See Instructions) OO

*                      The determination of the foregoing number of shares assumes the consummation of the transactions described in the Exchange Agreement (as defined in Item 4) but is shown before any adjustment for the 1:50 reverse stock split described therein.  Pursuant to such transactions, POI Acquisition, L.L.C. is anticipated to be issued the equivalent of 533,333,333 shares (10,666,667 actual shares after adjustment for the reverse stock split).  In addition, 85,291,497 shares currently are held by POI Acquisition I, Inc.  As stockholder of 66.67% of the outstanding ordinary shares of POI Acquisition I, Inc., POI Acquisition, L.L.C. may be deemed to share voting and/or dispositive power over shares held by POI Acquisition I, Inc.  However, POI Acquisition, L.L.C. disclaims beneficial ownership of such shares.

**             The calculation of the foregoing percentage is based on 98,282,679 shares of Common Stock outstanding as of October 31, 2004 plus the equivalent of 800,000,000 shares of common stock of Protection One, Inc. to be issued upon completion of the transactions contemplated under the Exchange Agreement, in each case before adjustment for the contemplated 1:50 reverse stock split.  See Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 618,624,830*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 618,624,830*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 618,624,830*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 68.9%**

14.	Type of Reporting Person (See Instructions) PN

*                      All shares are held by POI Acquisition I, Inc. or expected to be acquired by POI Acquisition, L.L.C.  Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to share beneficial ownership of such shares as a result of its 70.36% ownership of POI Acquisition, L.L.C.  However, Quadrangle Capital Partners LP disclaims beneficial ownership of such shares.

**             The calculation of the foregoing percentage is based on 98,282,679 shares of Common Stock outstanding as of October 31, 2004 plus the equivalent of 800,000,000 shares of common stock of Protection One, Inc. to be issued upon completion of the transactions contemplated under the Exchange Agreement, in each case before adjustment for the contemplated 1:50 reverse stock split.  See Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle Capital Partners-A LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 618,624,830*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 618,624,830*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 618,624,830*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 68.9%**

14.	Type of Reporting Person (See Instructions) PN

*                      All shares are held by POI Acquisition I, Inc. or expected to be acquired by POI Acquisition, L.L.C.  Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of its 25.99% ownership of POI Acquisition, L.L.C.  However, Quadrangle Capital Partners-A LP disclaims beneficial ownership of such shares.

**             The calculation of the foregoing percentage is based on 98,282,679 shares of Common Stock outstanding as of October 31, 2004 plus the equivalent of 800,000,000 shares of common stock of Protection One, Inc. to be issued upon completion of the transactions contemplated under the Exchange Agreement, in each case before adjustment for the contemplated 1:50 reverse stock split.  See Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle Select Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 618,624,830*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 618,624,830*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 618,624,830*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 68.9%**

14.	Type of Reporting Person (See Instructions) PN

*                      All shares are held by POI Acquisition I, Inc. or expected to be acquired by POI Acquisition, L.L.C.  Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to share beneficial ownership of such shares as a result of its 3.65% ownership of POI Acquisition, L.L.C.  However, Quadrangle Select Partners LP disclaims beneficial ownership of such shares.

**             The calculation of the foregoing percentage is based on 98,282,679 shares of Common Stock outstanding as of October 31, 2004 plus the equivalent of 800,000,000 shares of common stock of Protection One, Inc. to be issued upon completion of the transactions contemplated under the Exchange Agreement, in each case before adjustment for the contemplated 1:50 reverse stock split.  See Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle GP Investors LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 618,624,830*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 618,624,830*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 618,624,830*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 68.9%**

14.	Type of Reporting Person (See Instructions) PN

*                      All shares are held by POI Acquisition I, Inc. or expected to be acquired by POI Acquisition, L.L.C.  Quadrangle GP Investors LP is the general partner of Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle Capital Partners-A LP, which together own all of the equity of POI Acquisition, L.L.C.  However, Quadrangle GP Investors LP disclaims beneficial ownership of such shares.

**             The calculation of the foregoing percentage is based on 98,282,679 shares of Common Stock outstanding as of October 31, 2004 plus the equivalent of 800,000,000 shares of common stock of Protection One, Inc. to be issued upon completion of the transactions contemplated under the Exchange Agreement, in each case before adjustment for the contemplated 1:50 reverse stock split.  See Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle GP Investors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 618,624,830*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 618,624,830*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 618,624,830*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 68.9%**

14.	Type of Reporting Person (See Instructions) OO

*                      All shares are held by POI Acquisition I, Inc. or expected to be acquired by POI Acquisition, L.L.C.  Quadrangle GP Investors LLC is the general partner of Quadrangle GP Investors LP, which is the general partner of each of Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle Capital Partners-A LP, which together own all of the equity of POI Acquisition, L.L.C.  However, Quadrangle GP Investors LLC disclaims beneficial ownership of the shares held by POI Acquisition I, Inc. or POI Acquisition, L.L.C.  The managing members of Quadrangle GP Investors LLC are Steven Rattner, David A. Tanner, Peter R. Ezersky, Joshua L. Steiner and Michael Huber.  The managing members of Quadrangle GP Investors LLC may be deemed to share voting and/or dispositive power with respect to the approximately 618,624,830 equivalent shares (12,372,496 actual shares after adjustment for the reverse stock split) of Protection One, Inc. held by POI Acquisition I, Inc. or POI Acquisition, L.L.C.  However, each of the managing members of Quadrangle GP Investors LLC disclaims beneficial ownership of such shares.

**             The calculation of the foregoing percentage is based on 98,282,679 shares of Common Stock outstanding as of October 31, 2004 plus the equivalent of 800,000,000 shares of common stock of Protection One, Inc. to be issued upon completion of the transactions contemplated under the Exchange Agreement, in each case before adjustment for the contemplated 1:50 reverse stock split.  See Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle Master Funding Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 351,958,164*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 351,958,164*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 351,958,164*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.2%**

14.	Type of Reporting Person (See Instructions) CO

*                      The determination of the foregoing number of shares assumes the consummation of the transactions described in the Exchange Agreement (as defined in Item 4) but is shown before any adjustment for the 1:50 reverse stock split described therein.  Pursuant to such transactions, Quadrangle Master Funding Ltd is anticipated to be issued the equivalent of 266,666,667 shares (5,333,333 actual shares after adjustment for the reverse stock split).  In addition, 85,291,497 shares currently are held by POI Acquisition I, Inc.  As stockholder of 33.33% of the outstanding ordinary shares of POI Acquisition I, Inc., Quadrangle Master Funding Ltd may be deemed to share voting and/or dispositive power over shares held by POI Acquisition I, Inc.  However, Quadrangle Master Funding Ltd disclaims beneficial ownership of such shares.

**             The calculation of the foregoing percentage is based on 98,282,679 shares of Common Stock outstanding as of October 31, 2004 plus the equivalent of 800,000,000 shares of common stock of Protection One, Inc. to be issued upon completion of the transactions contemplated under the Exchange Agreement, in each case before adjustment for the contemplated 1:50 reverse stock split.  See Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle Debt Recovery Advisors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 351,958,164*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 351,958,164*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 351,958,164*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.2%**

14.	Type of Reporting Person (See Instructions) OO

*                      All shares are held by POI Acquisition I, Inc. or expected to be acquired by Quadrangle Master Funding Ltd.  Quadrangle Debt Recovery Advisors LLC (formerly known as QDRA LLC) is the advisor of Quadrangle Master Funding Ltd, which owns 33.3% of the equity of POI Acquisition I, Inc.  However, Quadrangle Debt Recovery Advisors LLC disclaims beneficial ownership of the shares held by POI Acquisition I, Inc. or Quadrangle Master Funding Ltd.  The managing members of Quadrangle Debt Recovery Advisors LLC are Michael Weinstock, Andrew Herenstein and Christopher Santana.  The managing members of Quadrangle Debt Recovery Advisors LLC may be deemed to share voting and/or dispositive power with respect to the approximately 351,958,164 equivalent shares (approximately 7,039,163 actual shares after adjustment for the reverse stock split) of Protection One, Inc. held by POI Acquisition I, Inc. or Quadrangle Master Funding Ltd.  However, each of the managing members of Quadrangle Debt Recovery Advisors LLC disclaims beneficial ownership of such shares.

**             The calculation of the foregoing percentage is based on 98,282,679 shares of Common Stock outstanding as of October 31, 2004 plus the equivalent of 800,000,000 shares of common stock of Protection One, Inc. to be issued upon completion of the transactions contemplated under the Exchange Agreement, in each case before adjustment for the contemplated 1:50 reverse stock split.  See Item 4.

This Amendment No. 1 to Schedule 13D supplements and amends the Schedule 13D of POI Acquisition I, Inc., POI Acquisition, L.L.C., Quadrangle Capital Partners LP, Quadrangle Capital Partners-A LP, Quadrangle Select Partners LP, Quadrangle GP Investors LP, Quadrangle GP Investors LLC, Quadrangle Master Funding Ltd, and Quadrangle Debt Recovery Advisors LLC (together, the “Quadrangle Entities”) originally filed on February 17, 2004 with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Protection One, Inc.  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.  Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

Pursuant to the terms of the Exchange Agreement (as defined in Item 4), POI Acquisition, L.L.C. (“POI Acquisition”) and Quadrangle Master Funding Ltd. (“QMFL”), as lenders under the Credit Facility, agreed to discharge an aggregate of $120,000,000 principal amount of indebtedness under the Credit Facility in consideration for the issuance by the Company of an aggregate of the equivalent of 800,000,000 shares of Common Stock.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by the following:
Exchange Agreement

Pursuant to the terms of an Exchange Agreement dated as of November 12, 2004 (the “Exchange Agreement”) by and among Protection One, Inc. (“POI”), Protection One Alarm Monitoring, Inc., POI Acquisition, POI Acquisition I, Inc. (“PAII”) and QMFL, the principal balance outstanding under the Credit Facility shall be reduced by $120,000,000, and in consideration for such reduction, POI shall issue and deliver an aggregate of 16,000,000 shares of Common Stock (equivalent to 800,000,000 shares of Common Stock before effectiveness of the Reverse Stock Split discussed below) (such shares, the “New Shares” and such transaction, the “Exchange”).  It is anticipated that of the 16,000,000 New Shares, 10,666,667 shares will be issued to POI Acquisition and 5,333,333 shares will be issued to QMFL.

In addition, the issuance of the New Shares in the Exchange shall occur after the filing and effectiveness of the Charter Amendment and the 1:50 reverse stock split (the “Reverse Stock Split”) that will be implemented pursuant to the Charter Amendment.  As a result, the Reverse Stock Split shall not apply to the New Shares. Accordingly, based on the 98,282,679 shares of Common Stock outstanding as of October 31, 2004, the aggregate number of New Shares issued in the Exchange would represent approximately 89.1% of all shares of Common Stock outstanding immediately following the Exchange, and the shares of Common Stock outstanding immediately prior to the Exchange would represent approximately 10.9% of all shares of Common Stock outstanding immediately following the Exchange (excluding any impact of cash issued in lieu of fractional shares in connection with the Reverse Stock Split).

Standstill Agreement

PAII entered into a letter agreement with POI, dated as of November 12, 2004 (the “Letter Agreement”), pursuant to which PAII and POI agreed to amend the definition of the Specified Date as defined in the Equity Standstill Agreement, dated as of February 17, 2004 (the “Agreement”) and amended from time to time, to mean the date which is the earlier of: (i) the Closing Date (as defined in the Exchange Agreement), (ii) the termination of the Exchange Agreement pursuant to its terms, or (iii) the occurrence of any Equity Standstill Termination Event (as defined in the Agreement).  In addition, (i) notwithstanding section 2.01(b)(i) of the Agreement, the acquisition of New Shares shall be permitted and (ii) notwithstanding section 2.01(b)(ii), PAII shall be entitled to transfer any or all of the Shares in accordance with section 3.05 of the Exchange Agreement.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented by the following:
The information contained on the cover pages of this Schedule 13D and in Item 4 is incorporated herein by reference.

(c)  None of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons named in Item 2 or on Schedules 1, 2, 3 and 4 has engaged in any transaction during the past 60 days in, any Shares, except as described in this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented by the information contained in Item 4 of this Amendment, which is herein incorporated by reference.
Item 7.	Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 4           Exchange Agreement, dated as of November 12, 2004, by and among Protection One, Inc., Protection One Alarm Monitoring, Inc., POI Acquisition, L.L.C., POI Acquisition I, Inc. and Quadrangle Master Funding Ltd.  (incorporated by reference to Exhibit 10.2 to POI’s Current Report on Form 8-K filed November 17, 2004)

Exhibit 5           Letter Agreement, dated as of November 12, 2004, by and among Protection One, Inc. and POI Acquisition I, Inc. (incorporated by reference to Exhibit 10.3 to POI’s Current Report on Form 8-K filed November 17, 2004)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 18, 2004

POI ACQUISITION I, INC.

By:	/s/ David A. Tanner
Name: David A. Tanner
Title: Managing Member

POI ACQUISITION, L.L.C.

By:	/s/ David A. Tanner
Name: David A. Tanner
Title: Managing Member

QUADRANGLE CAPITAL PARTNERS LP

By:	Quadrangle GP Investors LP,
its General Partner

	By:	Quadrangle GP Investors LLC,
its General Partner

		By:	/s/ David A. Tanner
Name: David A. Tanner
Title: Managing Member

QUADRANGLE SELECT PARTNERS LP

By:	Quadrangle GP Investors LP,
its General Partner

	By:	Quadrangle GP Investors LLC,
its General Partner

		By:	/s/ David A. Tanner
Name: David A. Tanner
Title: Managing Member

QUADRANGLE CAPITAL PARTNERS-A LP

By:	Quadrangle GP Investors LP,
its General Partner

	By:	Quadrangle GP Investors LLC,
its General Partner

		By:	/s/ David A. Tanner
Name: David A. Tanner
Title: Managing Member

QUADRANGLE GP INVESTORS LP

By:	Quadrangle GP Investors LLC,
its General Partner

	By:	/s/ David A. Tanner
Name: David A. Tanner
Title: Managing Member

QUADRANGLE GP INVESTORS LLC

By:	/s/ David A. Tanner
Name: David A. Tanner
Title: Managing Member

QUADRANGLE MASTER FUNDING LTD

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Director

QUADRANGLE DEBT RECOVERY ADVISORS LLC

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Managing Member